Exhibit 99.1

STEALTHGAS INC. REPORTS THIRD QUARTER AND NINE MONTHS 2021 FINANCIAL AND OPERATING RESULTS

ATHENS, GREECE, December 8, 2021. STEALTHGAS INC. (NASDAQ: GASS), a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today its unaudited financial and operating results for the third quarter and nine months ended September 30, 2021.

STRATEGIC, OPERATIONAL AND FINANCIAL HIGHLIGHTS1

•	Successful spin-off of our four tankers concluded on December 3, 2021 to a new listed entity called Imperial Petroleum Inc.

•	This spin-off allows the creation of two businesses in distinct sectors of the shipping industry, LPG carriers and tankers.

•

Fleet utilization of 97.4% - with 101 days of technical off hire mainly as a result of the completion of two drydockings with two ballast water system installations and the partial completion of another two drydockings within Q3 2021.

•	Fleet operational utilization of 94.1%, a softer performance compared to the second quarter of 2021, mainly due increased number of commercial idle days.

•

About 77% of fleet days secured on period charters for the first quarter of 2022, with total fleet employment days for all subsequent periods generating approximately $66 million (excl. JV vessels) in contracted revenues. Period coverage for the remainder of Q4 21’ is 93%.

•

Voyage revenues of $37.5 million in Q3 21’, an increase of $0.4 million compared to Q3 20’ mostly due to a reduction of bareboat activity by 383 days where revenues are by default lower than time charter and spot revenue, partially offset by a decrease in spot revenues.

•	Net Income of $1.2 million for Q3 21’ corresponding to an EPS of $0.03.

•	Adjusted Net Income[1] of $1.8 million for Q3 21’ corresponding to an Adjusted EPS[1] of $0.05.

•	Adjusted EBITDA[1] of $14.6 million in Q3 21’ compared to $15.8 million in Q3 20’- mainly due to higher voyage and operating costs.

•	Low gearing, as debt to assets stands at 36.6%, and reduction in finance costs by $1.5 million for the nine months ended September 30, 2021 compared to the same period of last year.

•	Total cash, including restricted cash, of $57.3 million as of September 30, 2021 - with no capital expenditure commitments in the near future.

[1]

Adjusted EBITDA, Adjusted Net Income and Adjusted EPS are non-GAAP measures. Refer to the reconciliation of these measures to the most directly comparable financial measure in accordance with GAAP set forth later in this release.

Third Quarter 2021 Results:

•

Revenues for the three months ended September 30, 2021 amounted to $37.5 million, an increase of $0.4 million, or 1.1%, compared to revenues of $37.1 million for the three months ended September 30, 2020, mainly due to four fewer vessels on bareboat, which are now operating either on spot or under a time charter contract, offset by a decline in spot revenues due to a rise in commercial idle days.

•

Voyage expenses and vessels’ operating expenses for the three months ended September 30, 2021 were $4.5 million and $15.5 million, respectively, compared to $3.8 million and $13.8 million, respectively, for the three months ended September 30, 2020. The $0.7 million increase in voyage expenses, in spite of the decline of spot days by 32%, is attributed to the sharp rise of daily bunker costs by 53%. The 12.3% increase in vessels’ operating expenses compared to the same period of 2020, is a result of four fewer vessels on bareboat, which vessels are now operating either on time charter or in the spot market along with a further increase of our daily crew costs due to the COVID-19 pandemic.

•

General and administrative expenses for the three months ended September 30, 2021 and 2020 were $1.2 million and $0.6 million, respectively. This $0.6 milion increase compared to the same period of last year is due to stock compensation costs along with costs related to the spin-off transaction.

•

Drydocking costs for the three months ended September 30, 2021 and 2020 were $1.8 million and $2.3 million, respectively. Drydocking expenses during the third quarter of 2021 relate to the completion of two drydockings with two ballast water system installations and the partial completion of another two drydockings compared to the drydocking in progress of five vessels in the same period of last year.

•	Depreciation for the three months ended September 30, 2021 and 2020 was $9.4 million and $9.4 million, respectively, as there was only a slight decrease in the average number of our vessels.

•	Impairment loss for the three months ended September 30, 2021 was nil. Impairment loss for the three months ended September 30, 2020 was $2.5 million relating to the sale of one of our vessels.

•

Interest and finance costs for the three months ended September 30, 2021 and 2020 were $3.4 million and $3.1 million, respectively. Although interest charges declined compared to the same period of last year, we incurred about $0.6 million of prepayment and arrangement fees in relation to loan refinancings.

•

Equity earnings in joint ventures for the three months ended September 30, 2021 and 2020 was $1.3 million and $0.6 million, respectively. The $0.7 million increase from the same period of last year is mainly due to improved profitability stemming from the operation of both of our joint venture arrangements.

•

As a result of the above, for the three months ended September 30, 2021, the Company reported net income of $1.2 million, compared to net income of $0.8 million for the three months ended September 30, 2020. The weighted average number of shares outstanding for the three months ended September 30, 2021 and 2020 was 37.9 million and 37.9 million, respectively.

•	Earnings per share, basic and diluted, for the three months ended September 30, 2021 amounted to $0.03 compared to earnings per share of $0.02 for the same period of last year.

•

Adjusted net income was $1.8 million or $0.05 per share for the three months ended September 30, 2021 compared to adjusted net income of $3.2 million or $0.08 per share for the same period of last year.

•	EBITDA for the three months ended September 30, 2021 amounted to $14.0 million. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below.

•	An average of 41.8 vessels were owned by the Company during the three months ended September 30, 2021 compared to 42.0 vessels for the same period of 2020.

Nine Months 2021 Results:

•

Revenues for the nine months ended September 30, 2021, amounted to $114.2 million, an increase of $6.5 million, or 6.0%, compared to revenues of $107.7 million for the nine months ended September 30, 2020, primarily due to the reduction of our bareboat activity by 53.2% (equivalent to 1,549 days) where revenues are inherently lower, along with an increase in spot days.

•

Voyage expenses and vessels’ operating expenses for the nine months ended September 30, 2021 were $17.4 million and $46.4 million, respectively, compared to $8.7 million and $38.6 million for the nine months ended September 30, 2020. The $8.7 million increase in voyage expenses was mainly due to the 70% (or 1,061 days) increase of spot days. The $7.8 million increase in vessels’ operating expenses, is due to the seven vessels (six small LPGs and our aframax tanker), previously on bareboat, now operating either on time charter or in the spot market for which we incur operating costs along with a rise of crew related costs due to the COVID-19 pandemic.

•

General and administrative expenses for the nine months ended September 30, 2021 and 2020 were $3.1 million and $1.6 million, respectively. This $1.5 million increase compared to the same period of last year is primarily due to to stock compensation costs along with costs related to the spin off transaction.

•

Drydocking costs for the nine months ended September 30, 2021 and 2020 were $4.4 million and $2.7 million, respectively. The costs for the nine months ended September 30, 2021 mainly related to the drydocking of six small LPG vessels, while the costs for the same period of last year related to the drydocking of five vessels.

•

Depreciation for the nine months ended September 30, 2021, was $28.5 million, a $0.5 million increase from $28.0 million for the same period of last year, due to the slight increase in the average number of our vessels.

•

Impairment loss for the nine months ended September 30, 2021 was $3.1 million relating to three vessels, one older vessel plus two vessels for which the Company has entered into separate agreements to sell them to third parties. Impairment loss for the nine months ended September 30, 2020 was $3.1 million relating to two of its oldest vessels and one vessel for which the Company entered into an agreement to sell subsequent to September 30, 2020.

•

Interest and finance costs for the nine months ended September 30, 2021 and 2020 were $9.5 million and $11.0 million respectively. The $1.5 million decrease from the same period of last year, is mostly due to the decline of LIBOR rates, partially offset by the incurrence of refinancing related costs.

•

Equity earnings in joint ventures for the nine months ended September 30, 2021 and 2020 was $6.6 million and $3.2 million, respectively. The $3.4 million increase from the same period of last year is mainly due to the gain on sale of one of the vessels owned by the MGC joint venture arrangement.

•

As a result of the above, the Company reported a net income for the nine months ended September 30, 2021 of $3.6 million, compared to a net income of $12.7 million for the nine months ended September 30, 2020. The weighted average number of shares outstanding for the nine months ended September 30, 2021 and 2020 was 37.9 million and 38.5 million, respectively. Earnings per share for the nine months ended September 30, 2021 amounted to $0.10 compared to earnings per share of $0.33 for the same period of last year.

•

Adjusted net income was $7.2 million, or $0.19 per share, for the nine months ended September 30, 2021 compared to adjusted net income of $15.8 million, or $0.41 per share, for the same period of last year.

•

EBITDA for the nine months ended September 30, 2021 amounted to $41.6 million. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below. An average of 41.8 vessels were owned by the Company during the nine months ended September 30, 2021, compared to 41.4 vessels for the same period of 2020.

•

As of September 30, 2021, cash and cash equivalents amounted to $43.1 million and total debt amounted to $344.7 million. During the nine months ended September 30, 2021 debt repayments amounted to $114.9 million.

Fleet Update Since Previous Announcement

The Company announced the conclusion of the following chartering arrangements:

•	A one-year time charter for its 2015 built LPG carrier the Eco Galaxy, to an Oil Major up until December 2022.

•	A one-year time charter extension for its 2014 built LPG carrier the Eco Invictus, to an Oil Major up until November 2022.

•	A one-year time charter for its 2021 built LPG carrier the Eco Blizzard, to an International LPG Trader up until October 2022.

•	A six months’ time charter extension for its 2015 built LPG carrier the Eco Dream, to an Oil Major up until June 2022.

•	A five months’ time charter extension for its 2016 built LPG carrier the Eco Czar, to an International LPG Trader up until June 2022.

•	A six months’ time charter for its 2011 built LPG carrier the Gas Elixir, to an Oil Major up until March 2022.

•	A five months’ time charter for its 2016 built LPG carrier the Eco Dominator, to an International LPG trader up until March 2022.

•	A three months’ time charter for its 2011 built LPG carrier the Gas Cerberus, to an International Petrochemical trader up until February 2022.

•	A two months’ time charter for its 2012 built LPG carrier the Gas Husky, to an Oil Major up until February 2022.

With these charters, the Company has total contracted revenues of approximately $66 million.

For the year 2022, the Company has about 39% of fleet days secured under period contracts.

Board Chairman Michael Jolliffe Commented

We are pleased with the successful completion of our tankers spin-off to a newly listed entity called Imperial Petroleum. With regards to StealthGas, the separation of the four tankers will give the opportunity to focus exclusively on the broader LPG market which has always been our core business. The Company owns predominately small LPGs for which rates are less volatile along with larger LPG vessels facing more volatile freight rates- thus the capability to increase revenue dynamics. Given the different nature of risk that tankers and gas carriers bear, the strategic move of separating these two asset classes will give shareholders the flexibility to adjust their holdings according to the sector in which they want to invest and the timing in the cycle. Focusing on GASS results in the third quarter of 2021- these were primarily undermined by the weak spot market and particularly the increased commercial off hire days. As the market improved from September onwards, we took the opportunity to fix almost all of our fleet on period charters and soundly position ourselves for the upcoming quarters. Regardless of the LPG market improvement evident this past couple of months, the biggest global concern is still the COVID-19 pandemic. New variants might potentially heavily impact the market in the short term; And that’s why we have chosen to be defensive with low leverage and having only a few ships operating in the spot market.

Conference Call details:

On December 8, 2021 at 11:00 am ET, the company’s management will host a conference call to discuss the results and the company’s operations and outlook.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 866 280 1157 (US Toll Free Dial In) or 08006941461 (UK Toll Free Dial In).

Access Code: 4949042

In case of any problems with the above numbers, please dial +1 6467871226 (US Toll Dial In), +44 (0) 203 0095709 (Standard International Dial In).

Access Code: 4949042

A telephonic replay of the conference call will be available until December 15, 2021 by dialing +1 (866) 331-1332 (US Local Dial In), +44 (0) 3333009785 (Standard International Dial In).

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call, through the STEALTHGAS INC. website (www.stealthgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About STEALTHGAS INC.

SteatlhGas Inc. is a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry. SteatlhGas Inc. has a fleet of 45 LPG carriers, including seven Joint Venture vessels on the water and one Joint Venture 40,000 cbm newbuilding Medium Gas Carrier on order to be delivered mid- 2023. These LPG vessels have a total capacity of 437,973 cubic meters (cbm). StealthGas Inc.’s shares are listed on the Nasdaq Global Select Market and trade under the symbol “GASS.”

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, or impact or duration of the COVID-19 pandemic and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in STEALTHGAS INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the U.S. Securities and Exchange Commission.

Fleet List and Fleet Deployment

For information on our fleet and further information:

Visit our website at www.stealthgas.com

Company Contact:

Fenia Sakellaris

STEALTHGAS INC.

00-30-210-6250-001

E-mail: info@stealthgas.com

Fleet Data:

The following key indicators highlight the Company’s operating performance during the periods ended September 30, 2020 and September 30, 2021.

FLEET DATA	Q3 2020	Q3 2021	9M 2020	9M 2021
Average number of vessels (1)	42.01	41.83	41.38	41.81
Period end number of owned vessels in fleet	43	41	43	41
Total calendar days for fleet (2)	3,865	3,848	11,419	11,415
Total voyage days for fleet (3)	3,746	3,747	11,266	11,192
Fleet utilization (4)	96.9%	97.4%	98.7%	98.0%
Total charter days for fleet (5)	2,945	3,203	9,742	8,607
Total spot market days for fleet (6)	801	544	1,524	2,585
Fleet operational utilization (7)	96.0%	94.1%	97.0%	94.5%

1)

Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2)

Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3)

Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

4)

Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5)	Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.
6)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.
7)

Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days excluding commercially idle days by fleet calendar days for the relevant period.

Reconciliation of Adjusted Net Income, EBITDA, adjusted EBITDA and adjusted EPS:

Adjusted net income represents net income before gain/loss on derivatives excluding swap interest paid, impairment loss, net loss on sale of vessels and share based compensation. EBITDA represents net income before interest and finance costs, interest income and depreciation. Adjusted EBITDA represents net income before interest and finance costs, interest income, depreciation, impairment loss, net loss on sale of vessels, share based compensation and loss on derivatives.

Adjusted EPS represents Adjusted net income divided by the weighted average number of shares. EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are not recognized measurements under U.S. GAAP. Our calculation of EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS may not be comparable to that reported by other companies in the shipping or other industries. In evaluating Adjusted EBITDA, Adjusted net income and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation.

EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are included herein because they are a basis, upon which we and our investors assess our financial performance. They allow us to present our performance from period to period on a comparable basis and provide investors with a means of better evaluating and understanding our operating performance.

(Expressed in United States Dollars, except number of shares)	Third Quarter Ended September 30th,		Nine Months Period Ended September 30th,
	2020	2021	2020	2021
Net Income—Adjusted Net Income
Net income	788,496	1,227,081	12,724,522	3,609,145
(Less)/Plus (gain)/loss on derivatives	(18,899)	(11,471)	21,411	(17,788)
Less swap interest received	(54,047)	—	(64,690)	(141,446)
Plus loss on sale of vessel, net	—	304,210	—	304,210
Plus impairment loss	2,489,333	—	3,142,412	3,096,391
Plus share based compensation	—	280,284	—	354,202
Adjusted Net Income	3,204,883	1,800,104	15,823,655	7,204,714

Net income—EBITDA
Net income	788,496	1,227,081	12,724,522	3,609,145
Plus interest and finance costs	3,069,385	3,411,631	10,993,227	9,528,134
Less interest income	(1,591)	(202)	(153,079)	(2,979)
Plus depreciation	9,430,419	9,357,522	27,998,487	28,487,574
EBITDA	13,286,709	13,996,032	51,563,157	41,621,874

Net income—Adjusted EBITDA
Net income	788,496	1,227,081	12,724,522	3,609,145
(Less)/Plus (gain)/loss on derivatives	(18,899)	(11,471)	21,411	(17,788)
Plus loss on sale of vessel, net	—	304,210	—	304,210
Plus impairment loss	2,489,333	—	3,142,412	3,096,391
Plus share based compensation	—	280,284	—	354,202
Plus interest and finance costs	3,069,385	3,411,631	10,993,227	9,528,134
Less interest income	(1,591)	(202)	(153,079)	(2,979)
Plus depreciation	9,430,419	9,357,522	27,998,487	28,487,574
Adjusted EBITDA	15,757,143	14,569,055	54,726,980	45,358,889

EPS—Adjusted EPS
Net income	788,496	1,227,081	12,724,522	3,609,145
Adjusted net income	3,204,883	1,800,104	15,823,655	7,204,714
Weighted average number of shares	37,858,437	37,858,437	38,525,594	37,858,437
EPS—Basic and Diluted	0.02	0.03	0.33	0.10
Adjusted EPS	0.08	0.05	0.41	0.19

StealthGas Inc.

Unaudited Consolidated Statements of Income

(Expressed in United States Dollars, except for number of shares)

	Quarters Ended September 30,		Nine Month Periods Ended September 30,
	2020	2021	2020	2021
Revenues
Revenues	37,079,960	37,485,600	107,708,562	114,151,131
Expenses
Voyage expenses	3,350,502	4,060,113	7,409,136	15,993,168
Voyage expenses—related party	458,863	463,123	1,332,033	1,418,297
Charter hire expenses	—	—	318,606	—
Vessels’ operating expenses	13,588,561	15,219,195	37,937,668	45,609,845
Vessels’ operating expenses—related party	247,000	287,750	697,000	809,250
Drydocking costs	2,302,754	1,793,763	2,703,931	4,431,944
Management fees—related party	1,434,930	1,489,338	4,106,010	4,417,904
General and administrative expenses	573,200	1,209,098	1,643,825	3,050,282
Depreciation	9,430,419	9,357,522	27,998,487	28,487,574
Impairment loss	2,489,333	—	3,142,412	3,096,391
Net loss on sale of vessel	—	304,210	—	304,210

Total expenses	33,875,562	34,184,112	87,289,108	107,618,865

Income from operations	3,204,398	3,301,488	20,419,454	6,532,266

Other (expenses)/income
Interest and finance costs	(3,069,385)	(3,411,631)	(10,993,227)	(9,528,134)
Gain/(loss) on derivatives	18,899	11,471	(21,411)	17,788
Interest income	1,591	202	153,079	2,979
Foreign exchange loss	(5,762)	(12,575)	(2,392)	(53,892)

Other expenses, net	(3,054,657)	(3,412,533)	(10,863,951)	(9,561,259)

Income/(Loss) before equity in earnings of investees	149,741	(111,045)	9,555,503	(3,028,993)
Equity earnings in joint ventures	638,755	1,338,126	3,169,019	6,638,138

Net Income	788,496	1,227,081	12,724,522	3,609,145

Earnings per share
—Basic & Diluted	0.02	0.03	0.33	0.10

Weighted average number of shares
—Basic & Diluted	37,858,437	37,858,437	38,525,594	37,858,437

StealthGas Inc.

Unaudited Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31, 2020	September 30, 2021
Assets
Current assets
Cash and cash equivalents	38,242,411	43,077,098
Trade and other receivables	3,602,764	3,797,638
Other current assets	309,608	131,070
Claims receivable	120,547	62,652
Inventories	3,687,098	4,242,993
Advances and prepayments	782,125	1,255,730
Restricted cash	1,308,971	1,441,481
Vessel held for sale	—	12,250,000

Total current assets	48,053,524	66,258,662

Non current assets
Advances for vessels under construction	6,539,115	—
Operating lease right-of-use assets	—	126,420
Vessels, net	832,335,059	811,576,676
Other receivables	26,427	—
Restricted cash	13,488,820	12,804,714
Investments in joint ventures	43,177,657	51,634,471
Deferred finance charges	385,705	—

Total non current assets	895,952,783	876,142,281

Total assets	944,006,307	942,400,943

Liabilities and Stockholders’ Equity
Current liabilities
Payable to related parties	4,659,861	3,117,297
Trade accounts payable	9,974,751	12,175,928
Accrued and other liabilities	3,773,499	3,765,012
Operating lease liabilities	—	100,425
Customer deposits	968,000	368,000
Deferred income	2,995,657	4,452,158
Fair value of derivatives	141,447	—
Current portion of long-term debt	40,547,892	50,284,936
Current portion of long-term debt associated with vessel held for sale	—	7,349,325

Total current liabilities	63,061,107	81,613,081

Non current liabilities
Fair value of derivatives	5,099,464	3,940,580
Operating lease liabilities	—	25,995
Deferred income	—	88,126
Long-term debt	311,249,321	287,032,302

Total non current liabilities	316,348,785	291,087,003

Total liabilities	379,409,892	372,700,084

Commitments and contingencies	—	—

Stockholders’ equity
Capital stock	431,836	435,274
Treasury stock	(25,373,380)	(25,373,380)
Additional paid-in capital	499,564,087	499,914,851
Retained earnings	94,926,695	98,535,840
Accumulated other comprehensive loss	(4,952,823)	(3,811,726)

Total stockholders’ equity	564,596,415	569,700,859

Total liabilities and stockholders’ equity	944,006,307	942,400,943

StealthGas Inc.

Unaudited Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	Nine Month Periods Ended September 30,
	2020	2021
Cash flows from operating activities
Net income for the period	12,724,522	3,609,145
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	27,998,487	28,487,574
Amortization of deferred finance charges	529,971	914,717
Amortization of operating lease right-of-use assets	450,505	67,386
Share based compensation	—	354,202
Change in fair value of derivatives	(43,279)	(159,234)
Equity earnings in joint ventures	(3,169,019)	(6,638,138)
Impairment loss	3,142,412	3,096,391
Loss on sale of vessel	—	304,210
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	858,250	(168,447)
Other current assets	(180,348)	178,538
Claims receivable	159,565	57,895
Inventories	(724,723)	(555,895)
Changes in operating lease liabilities	(450,505)	(67,386)
Advances and prepayments	51,662	(473,605)
Increase/(decrease) in
Balances with related parties	8,915,017	(1,542,564)
Trade accounts payable	1,898,448	2,364,066
Accrued liabilities	(1,781,467)	166,577
Deferred income	590,376	1,544,627

Net cash provided by operating activities	50,969,874	31,540,059

Cash flows from investing activities
Vessels’ acquisitions and advances for vessels under construction	(47,914,966)	(24,941,957)
Proceeds from sale of vessel, net	—	7,795,790
Investment in joint ventures	(41,998,500)	(3,348,675)
Return of investments from joint ventures	26,781,000	1,530,000
Advances to joint ventures	(29,245)	—
Advances from joint ventures	29,245	—

Net cash used in investing activities	(63,132,466)	(18,964,842)

Cash flows from financing activities
Stock repurchase	(3,880,930)	—
Deferred finance charges paid	(462,259)	(1,267,766)
Advances from joint ventures	1,837,299	—
Advances to joint ventures	(5,841,672)	—
Customer deposits paid	—	(600,000)
Loan repayments	(31,155,678)	(114,855,610)
Proceeds from long-term debt	11,505,000	108,431,250

Net cash used in financing activities	(27,998,240)	(8,292,126)

Net (decrease)/increase in cash, cash equivalents and restricted cash	(40,160,832)	4,283,091
Cash, cash equivalents and restricted cash at beginning of year	82,120,332	53,040,202

Cash, cash equivalents and restricted cash at end of period	41,959,500	57,323,293

Cash breakdown
Cash and cash equivalents	27,585,637	43,077,098
Restricted cash, current	976,785	1,441,481
Restricted cash, non current	13,397,078	12,804,714

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	41,959,500	57,323,293